FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Three company announcements made on July 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 27, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 27, 2006 URL: http://www.komatsu.com/

Consolidated Business Results for the First Quarter

of the Fiscal Year Ending March 31, 2007 (U.S. GAAP)

1. Matters Related to the Production of the Outline of Business

1) Simplified accounting procedures: Adopted in part to calculate tax expenses.

2) Changes in accounting procedures since the last consolidated fiscal year: None.

3) Changes in group of entities:

Consolidated subsidiaries

        Added: 2 companies        Removed: 1 company

Affiliated companies accounted for by the equity-method

        None

2. Results for the First Quarter of the Fiscal Year Ending March 31, 2007

(1) Consolidated Financial Results (Amounts are rounded to the nearest million yen)

	Millions of yen except per share amounts

	First quarter ended June 30, 2006	First quarter ended June 30, 2005	Changes Increase		FY ended March 31, 2006
Net sales	455,200	386,711	68,489	17.7%	1,701,969

Operating profit	58,165	36,926	21,239	57.5%	176,453

Income before income taxes, minority interests and equity in earnings of affiliated companies	56,652	34,916	21,736	62.3%	169,073

Net income	34,155	19,080	15,075	79.0%	114,290

Net income per share (Yen)
Basic	¥34.37	¥19.24	15.13		¥115.13
Diluted	¥34.30	¥19.22	15.08		¥114.93

Notes:	1) Percentages shown in net sales, operating profit, income before income taxes and net income represent the rates of change compared with the corresponding first quarter a year ago.
2) Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

(2) Consolidated Financial Position

	As of June 30, 2006	As of March 31, 2006
Total assets (Millions of yen)	1,708,883	1,652,125
Shareholders’ equity (Millions of yen)	643,349	622,997
Shareholders’ equity ratio (%)	37.6	37.7
Shareholders’ equity per share (Yen)	647.22	626.98

3. Management Performance (Consolidated)

Consolidated net sales for the first quarter of the fiscal year ending March 31, 2007, expanded 17.7% over the previous corresponding period, to ¥455.2 billion. Net income for the first quarter accelerated 79.0%, to ¥34.1 billion, setting the record-high first-quarter figure in the Komatsu Group’s history. These results represent five consecutive first-quarter improvements in both sales and profits. Operating profit ratio improved to 12.8%, up 3.3 percentage points from the corresponding first quarter period a year ago.

While the construction and mining equipment business, the Komatsu Group’s stronghold operation, continued to improve its performance, the industrial machinery, vehicles and other operations made solid gains in results. Operating profit reached ¥58.1 billion, up 57.5% over the corresponding period a year ago.

Construction and Mining Equipment

For the construction and mining equipment business, the Komatsu Group has been strengthening its production capacity as planned and successfully securing procurement of parts and components through tight-knit collaboration with suppliers, as global demand has continued to expand for earthmoving equipment. In parallel with expanding its production capacity, the Komatsu Group implemented aggressive launchings of renewed models compliant with Tier III emission controls. As a result, consolidated net sales of construction and mining equipment for the first quarter period continued to advance to ¥364.2 billion, up 19.8% over the previous corresponding period, setting the record-high figure on a quarterly basis. Segment profit for this business made a sizable gain of 52.3%, to ¥48.9 billion for the first quarter period under review. Operating profit ratio* of this business improved to 13.4%, up 2.8 percentage points form the corresponding first quarter period a year ago.

Overseas sales expanded steadily in the main markets of North America and Europe. Also the sales accelerated in Latin America, China and Africa. In Japan, sales of both new equipment and parts improved soundly, but the slight increase of first-quarter sales over the previous corresponding period was mainly affected by withdrawal from unprofitable businesses.

[Sales of Construction and Mining Equipment by Region (Geographic Origin)]

Billions of yen

	First quarter ended June 30, 2006 (A) 1USD=¥114 1EUR=¥145	First quarter ended June 30, 2005 (B) 1USD=¥108 1EUR=¥135	Changes Increase (A)-(B)
Japan	62.7	61.9	0.7	1.2
The Americas	127.1	97.6	29.4	30.2
Europe & CIS	64.4	55.5	8.9	16.1
Asia & Oceania	49.3	49.2	0.1	0.2
China	27.4	16.9	10.5	62.4
The Middle East & Africa	33.0	22.6	10.3	46.0

Total	364.2	303.9	60.2	19.8

Note:	Starting in the second quarter of the fiscal year ended March 31, 2006, we changed our geographic classification of sales of used equipment to end-user basis. To promote accurate comparison, we have accordingly changed the sales figures for the corresponding first quarter a year ago in the table above.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations for the first quarter period increased 15.9% over the corresponding period a year ago, to ¥64.0 billion. First-quarter segment profit expanded 79.1%, to ¥4.9 billion. Operating profit ratio* of this business improved to 7.8%, up 2.8 percentage points form the corresponding first quarter period a year ago.

In addition to Komatsu Industries Corporation having recorded excellent sales against the backdrop of thriving capital investments of the automobile makers, Komatsu Forklift Co., Ltd., Komatsu Machinery Corporation and other Komatsu Group companies also improved their performance.

Electronics

Consolidated net sales of the electronics business for the first quarter period decreased 2.0% from the previous corresponding period, to ¥26.9 billion. Meanwhile, segment profit for this business advanced 63.8% to ¥4.6 billion. Operating profit ratio* of this business improved to 17.2%, up 6.9 percentage points form the corresponding first quarter period a year ago. Improved performance of the silicon wafer business offset a decline in sales resulting mainly from the sale of the polycrystalline silicon business in the previous fiscal year.

*	Operating profit ratio of each business: Based on sales after intercompany elimination.

4. Financial Conditions (Consolidated)

Total assets amounted to ¥1,708.8 billion at the end of the first quarter under review, an increase of ¥56.7 billion from the last fiscal year-end. This increase reflects growth in trade notes and accounts receivable as well as inventories resulting particularly from expanded sales of construction and mining equipment. With the expansion of operating activities and consequent increase in working capital, interest-bearing debt totaled ¥420.7 billion at the end of the first quarter under review, up ¥42.7 billion from the previous fiscal year-end. Reflecting expanded profits, shareholders’ equity increased by ¥20.3 billion to ¥643.3 billion. As a result, shareholders’ equity ratio was 37.6% about the same level as the last fiscal year-end. Net debt-to-equity ratio* was 0.54 at the end of the first quarter under review, compared with 0.49 at the last fiscal year-end.

*	Net DER = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/Shareholders’ equity

5. Projections for the Fiscal Year Ending March 31, 2007 (Consolidated)

(From April 1, 2006 to March 31, 2007)

Komatsu has revised its projections announced on April 27, 2006 as below.

Millions of yen

	Net sales	Operating profit	Income before income taxes, minority interests and equity in earnings of affiliated companies	Net income
The first half of fiscal year	937,000	116,000	110,000	65,000
The entire fiscal year	1,932,000	240,000	225,000	135,000

[Reference]

Komatsu Ltd. and SUMCO Corporation (hereinafter “SUMCO”) reached a basic agreement concerning SUMCO’s Tender Offer for 51% of the outstanding shares of Komatsu Electronic Metals Co., Ltd. (hereinafter “KEM”). Komatsu agreed to accept the Tender Offer. After certain procedures, such as due diligence, are completed and upon execution of an agreement regarding the Tender Offer, SUMCO will acquire 51% of the common shares issued by KEM through the Tender Offer. Given that the Tender Offer is completed within the current fiscal year, Komatsu projects consolidated business results for the entire year as below.

Millions of yen

	Net sales	Operating profit	Income before income taxes, minority interests and equity in earnings of affiliated companies	Net income from discontinued operation*	Net income
The entire fiscal year	1,850,000	226,000	211,000	10,000	141,000

Note:	When the Tender Offer is completed, the gain on sale of KEM and the operation results of KEM will be presented as a separate line item, “Net income from discontinued operation,” in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No.144.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of June 30, 2006	As of March 31, 2006	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥76,183	¥69,997	¥6,186
Time deposits	149	54	95
Trade notes and accounts receivable	414,312	397,998	16,314
Inventories	396,539	370,074	26,465
Other current assets	109,349	109,778	(429)

Total current assets	996,532	947,901	48,631

Long-term trade receivables	74,198	72,844	1,354

Investments	123,301	125,517	(2,216)

Property, plant and equipment – Less accumulated depreciation	411,838	400,667	11,171

Other assets	103,014	105,196	(2,182)

Total	1,708,883	1,652,125	56,758

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	230,224	182,710	47,514
Trade notes and accounts payable	309,873	304,776	5,097
Income taxes payable	18,353	37,004	(18,651)
Other current liabilities	168,197	164,353	3,844

Total current liabilities	726,647	688,843	37,804

Long-term liabilities	288,351	292,416	(4,065)

Minority interests	50,536	47,869	2,667

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	136,133	136,137	(4)
Retained earnings	424,157	399,938	24,219
Accumulated other comprehensive income*	19,059	23,095	(4,036)
Treasury stock	(3,870)	(4,043)	173

Total shareholders’ equity	643,349	622,997	20,352

Total	¥1,708,883	¥1,652,125	¥56,758

	As of June 30, 2006	As of March 31, 2006	Changes Increase (Decrease)
*Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(4,694)	¥(2,240)	¥(2,454)

Net unrealized holding gains on securities available for sale	35,801	36,910	(1,109)

Pension liability adjustments	(11,624)	(11,299)	(325)

Net unrealized holding losses on derivative instruments	(424)	(276)	(148)

Short & long-term debt	¥420,710	¥377,913	¥42,797

Note:	As Komatsu’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America, minority interests in the consolidated balance sheets are shown independently in the middle of liabilities and shareholders’ equity. Meanwhile, in accordance with a new accounting standard of net assets in Japan, the conventional shareholders’ equity has changed to net assets and minority interests are included in net assets, starting in the current fiscal year.

Condensed Consolidated Statements of Income

(For three months ended June 30, 2006 and 2005)

Millions of yen

	2006		2005		Changes Increase (Decrease)
	(A)%		(B)%		(A)-(B)%
Revenues and other
Net sales	¥455,200	100.0	¥386,711	100.0	¥68,489	17.7
Interest and other income	2,860	0.6	2,753	0.7	107

	458,060	—	389,464	—	68,596	17.6

Costs and expenses
Cost of sales	323,312	71.0	282,244	73.0	41,068
Selling, general and administrative	73,723	16.2	67,541	17.5	6,182
Interest	3,628	0.8	3,150	0.8	478
Other	745	0.2	1,613	0.4	(868)

	401,408	—	354,548	—	46,860	13.2

Income before income taxes, minority interests and equity in earnings of affiliated companies	56,652	12.4	34,916	9.0	21,736	62.3

Income taxes	19,291	4.2	14,488	3.7	4,803

Minority interests in income of consolidated subsidiaries	(3,650)	(0.8)	(1,529)	(0.4)	(2,121)

Equity in earnings of affiliated companies	444	0.1	181	0.0	263

Net income	¥34,155	7.5	¥19,080	4.9	¥15,075	79.0

Business Segment Information

(For three months ended June 30, 2006, and 2005)

Millions of yen

	2006 (A)			2005 (B)			Changes Increase(Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	369,743	48,910	13.2	309,466	32,111	10.4	60,277	16,799
Industrial Machinery, Vehicles and Others	86,655	4,985	5.8	73,281	2,784	3.8	13,374	2,201
Electronics	26,937	4,632	17.2	27,481	2,827	10.3	(544)	1,805

Subtotal	483,335	58,527	12.1	410,228	37,722	9.2	73,107	20,805

Corporate & Elimination	(28,135)	(362)	—	(23,517)	(796)	—	(4,618)	434

Total	455,200	58,165	12.8	386,711	36,926	9.5	68,489	21,239

Consolidated Sales by Operation

(For three months ended June 30, 2006, and 2005)

Millions of yen

	2006 (A)		2005 (B)		Changes Increase (Decrease) (A)-(B)
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment
Japan	62,707	13.7	61,966	16.0	741	1.2
Overseas	301,508	66.3	242,019	62.6	59,489	24.6

	364,215	80.0	303,985	78.6	60,230	19.8

Industrial Machinery, Vehicles and Others
Japan	40,916	9.0	37,357	9.7	3,559	9.5
Overseas	23,133	5.1	17,888	4.6	5,245	29.3

	64,049	14.1	55,245	14.3	8,804	15.9

Electronics
Japan	13,127	2.9	13,606	3.5	(479)	(3.5)
Overseas	13,809	3.0	13,875	3.6	(66)	(0.5)

	26,936	5.9	27,481	7.1	(545)	(2.0)

Total
Japan	116,750	25.6	112,929	29.2	3,821	3.4
Overseas	338,450	74.4	273,782	70.8	64,668	23.6

	455,200	100.0	386,711	100.0	68,489	17.7

(end)

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: July 27, 2006
URL: http://www.komatsu.com/

Revision of Projections for the Fiscal Year ending March 31, 2007

Komatsu Ltd. has revised the projections for consolidated and non-consolidated results for the fiscal year ending March 31, 2007, which the Company announced on April 27, 2006.

1. Revision for Interim Results for the Fiscal Year Ending March 31, 2007

    (From April 1, 2006 to September 30, 2006)

1) Consolidated [U.S.GAAP]

Millions of yen

	Earlier projection (A)	Current projection (B)	Change (B-A)		Interim Results for FY ended March 31, 2006
Net sales	895,000	937,000 (15.7)%	42,000	4.7%	809,709
Operating profit	100,000	116,000 (45.5)%	16,000	16.0%	79,699
Income before income taxes, minority interests and equity in earnings of affiliated companies	93,000	110,000 (29.2)%	17,000	18.3%	85,136
Net income	54,000	65,000 (8.7)%	11,000	20.4%	59,796

2) Non-consolidated

				Millions of yen

	Earlier projection (A)	Current projection (B)	Change (B-A)		Interim Results for FY ended March 31, 2006
Net sales	315,000	350,000 (20.3)%	35,000	11.1%	290,966
Ordinary profit	32,000	42,000 (71.1)%	10,000	31.3%	24,544
Net income	21,000	27,000 (90.8)%	6,000	28.6%	14,148

Notes:	1) The amounts in parentheses indicate the changes from the previous fiscal year.
2) Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

1

2. Revision for the Full-Year Results for the Fiscal Year Ending March 31, 2007

    (From April 1, 2006 to March 31, 2007)

1) Consolidated [U.S.GAAP]

Millions of yen

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2006
Net sales	1,845,000	1,932,000 (13.5)%	87,000	4.7%	1,701,969
Operating profit	212,000	240,000 (36.0)%	28,000	13.2%	176,453
Income before income taxes, minority interests and equity in earnings of affiliated companies	198,000	225,000 (33.1)%	27,000	13.6%	169,073
Net income	120,000	135,000 (18.1)%	15,000	12.5%	114,290

2) Non-consolidated

				Millions of yen

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2006
Net sales	665,000	735,000 (17.2)%	70,000	10.5%	627,319
Ordinary profit	68,000	84,000 (38.5)%	16,000	23.5%	60,662
Net income	42,000	52,000 (59.3)%	10,000	23.8%	32,635

3. Reasons for the Revision

In the construction and mining equipment business, the Komatsu Group anticipates that demand in Japan, China, Africa and some other countries and regions will become stronger than previously projected, in addition to firm demand in the major markets of North America and Europe.

The Komatsu Group has been expanding its production capacities as planned, responding to an increase in demand. The Group has also been working to secure procurement of parts and components through tight-knit collaboration with suppliers. Furthermore, the Group expects an additional increase in sales of new equipment, including renewed models, which it has aggressively been launching in response to Tier III emission controls.

In view of these factors above, the Komatsu Group projects that consolidated sales, operating profit, income before income taxes, and net income will exceed the earlier projections by ¥87.0 billion, ¥28.0 billion, ¥27.0 billion, and ¥15.0 billion, respectively.

2

<Reference>

Komatsu Ltd. and SUMCO Corporation (hereinafter “SUMCO”) reached a basic agreement concerning SUMCO’s Tender Offer for 51% of the outstanding shares of Komatsu Electronic Metals Co., Ltd. (hereinafter “KEM”). Komatsu agreed to accept the Tender Offer. After certain procedures, such as due diligence, are completed and upon execution of an agreement regarding the Tender Offer, SUMCO will acquire 51% of the common shares issued by KEM through the Tender Offer. Given that the Tender Offer is completed within the current fiscal year, Komatsu projects its business results for the entire year as below.

1) Consolidated [U.S.GAAP]

Millions of yen

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2006
Net sales	1,845,000	1,850,000 (8.7)%	5,000	0.3%	1,701,969
Operating profit	212,000	226,000 (28.1)%	14,000	6.6%	176,453
Income before income taxes, minority interests and equity in earnings of affiliated companies	198,000	211,000 (24.8)%	13,000	6.6%	169,073
Net income from discontinued operation*	—	10,000	10,000	—	—
Net income	120,000	141,000 (23.4)%	21,000	17.5%	114,290

Note:	When the Tender Offer is completed, the gain on sale of KEM and the operation results of KEM will be presented as a separate line item, “Net income from discontinued operation,” in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No.144.

2) Non-consolidated

Millions of yen

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2006
Net sales	665,000	735,000 (17.2)%	70,000	10.5%	627,319
Ordinary profit	68,000	84,000 (38.5)%	16,000	23.5%	60,662
Net income	42,000	68,000 (108.4)%	26,000	61.9%	32,635

(end)

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

3

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: July 27, 2006
No. 0020(1992)
URL: http://www.komatsu.com/

Komatsu and Linde agreed to buy KFL shares by Komatsu

Komatsu Ltd. (“Komatsu”) has entered into a definitive agreement with Linde AG of Germany (“Linde”), whereby the parties agreed to terminate the Joint Venture Agreement related to their joint venture company, Komatsu Forklift Co., Ltd. (“KFL”), and Komatsu agreed to buy the 35 percent of KFL’s shares currently held by Linde and to make KFL a wholly-owned subsidiary of Komatsu. The parties expect to complete the share transfer in early August of this year.

Since May 2000, Komatsu and Linde have continued to cooperate with each other in the forklift truck business on a global basis. As a part of the cooperation, Komatsu and Linde reached a basic agreement in May 2002 to transform KFL into a joint-venture company. Since then, Komatsu and Linde have developed the cooperative relationship based upon the strong mutual trust. Komatsu and Linde have concluded that it is better to terminate the existing capital relations in regard to KFL and actively proceed with their current joint projects in Europe, Asia and Japan as independent partners in the future.

Currently, in Europe, Linde’s subsidiary in Italy, OM Carrelli Elevatori S.p.A., distributes KFL products as the distributor in the region, and at the same time, manufactures KFL products on a license basis. In Southeast Asia, KFL’s subsidiary in Singapore, Komatsu Forklift Asia Pte. Ltd., sells OEM products supplied by Linde’s subsidiary in Germany, Still GmbH, under the Komatsu brand. In addition, in Japan, KFL is the distributor of Linde products and distributes Linde products through KFL’s domestic sales network under the Linde brand.

[Outline of Komatsu Forklift Co., Ltd.]

Location:	2-3-4, Akasaka, Minato-ku, Tokyo, Japan

Establishment:	February 1948

Capitalization:	JPY 13,033 million

Sales:	JPY 123.5 billion

(Consolidated, for the fiscal year ended March 31, 2006)

President:	Takeo Shibuya

No. of Employees:	3,434 (Consolidated, as of March 31, 2006)

Line of Business:	Forklift trucks, warehouse equipment, transport system

[Outline of Linde AG]

Location:	Wiesbaden, Germany

Establishment:	June 1879

Capitalization:	Euro 307 million

Sales (CY2005):	Euro 9,501 million (Fiscal year ended December 31, 2005)

President:	Wolfgang Reitzle

No. of Employees:	Approx. 42,400 (as of December 31, 2005)

Line of Business:	Gas and engineering, material handling

(end)